February 23, 2006

 Jim B. Rosenberg
 Senior Assistant Chief Accountant
 Division of Corporate Finance
 Securities and Exchange Commission


      Re:  American HealthChoice, Inc.
           Form 10-KSB for the year ended September 30, 2005
           Filed January 13, 2006
           File No. 0-26740

 Dear Mr. Rosenberg:

 Below are the responses to the comments in your letter of January 26, 2006. For ease of review, we have put your comments in bold and our responses following. We believe the responses should help you better understand our disclosures.


   Item. 1. Description of Business
   --------------------------------
   RehabCo.
   --------

   1. YOU INDICATE THAT ON MARCH 7, 2005 YOU ACQUIRED CERTAIN ASSETS OF AXIOM MARKETING GROUP, INC. YOU THEN STATE THAT ON JUNE 30, 2005, YOU TERMINATED THE AGREEMENT TO ACQUIRE THE ASSETS. PLEASE RECONCILE THESE TWO STATEMENTS. ALSO, EXPLAIN WHAT CONSIDERATION WAS GIVEN TO PROVIDE THE DISCLOSURES REQUIRED BY PARAGRAPHS 51-57 OF FAS 141 RELATED TO THE PURCHASE OF ASSETS IN YOUR FINANCIAL STATEMENTS. CLARIFY THE ACCOUNTING TREATMENT FOR THE TERMINATION OF THE AGREEMENT.

   The purchase agreement and related employment agreement with the owner of Axiom Marketing Group, Inc. was in reality the acquisition of the owner's purported expertise and experience in the sales of medical equipment. We did not acquire any tangible assets. When the seller violated certain terms of the employment agreement, we elected to terminate the purchase agreement and pursue the violations in his employment agreement. Since there were no tangible assets, we simply reversed the entry to record goodwill and the issuance of stock for initial consideration of $330,000.


   Management's Discussion and Analysis
   ------------------------------------
   Critical Accounting Estimates
   -----------------------------
   Allowance for Discounts
   -----------------------

   2. WE BELIEVE THAT YOUR DISCLOSURE RELATED TO YOUR ALLOWANCE FOR DISCOUNTS ON PATIENT BILLINGS AND ALLOWANCE FOR DOUBTFUL ACCOUNTS COULD BE IMPROVED. PLEASE PROVIDE, IN DISCLOSURE TYPE FORMAT, THE FOLLOWING INFORMATION.

      a) THE NATURE AND AMOUNT OF EACH ACCRUAL AT THE BALANCE SHEET DATE AND THE EFFECT THAT COULD RESULT FROM USING OTHER REASONABLY LIKELY ASSUMPTIONS THAN WHAT YOU USED TO ARRIVE AT EACH ACCRUAL SUCH AS A RANGE OF REASONABLY LIKELY AMOUNTS OR OTHER TYPE OF SENSITIVITY ANALYSIS.

      The company divides receivables from patient billings into the following major categories: 1) personal injury cases less than two years from treatment, 2) major medical patient billings and 3) personal cases more than two years from treatment. We then calculate the accrual for each of the categories by applying an expected discount percentage based on the factors listed in b). The amount of the accrual as of a particular balance sheet date is the summation of expected discount percentages for the above categories. The weighted average percentage of the accrual divided by gross accounts receivable at September 30, 2005 was 39.7% and 52.5% at September 30, 2004. The roll forward in d) shows the detail for write-offs (credits) for the two fiscal years.

      As disclosed in Footnote 4, approximately 90% or $9 million of accounts receivable at September 30, 2005 are patient billings from personal injury cases. The largest category is personal injury cases for company-owned clinics less than two years from treatment, which was $5.5 million. As discussed in the critical accounting estimate section of the Management Discussion and Analysis, the most important factor is calculating the expected discount percentage on settled personal injury cases. For calculation of the accrual at September 30, 2005, we assumed a discount percentage of 32% on cases to be settled subsequent to the balance sheet date. This expected discount percentage is a 10% improvement from the average discount percentage for cases settled in fiscal 2005. Based on information discussed in c), we believe the 10% improvement has a high probability of achievement. In response to your request for a sensitivity analysis, if the expected improvement would be only 5%, the accrual for personal injury cases less two years would increase by $250,000 and a corresponding reduction in operating income.

      b)  THE FACTORS THAT YOU CONSIDER IN ESTIMATING EACH ACCRUAL.

      We consider the following key factors in estimating each accrual at the balance sheet date:

        1. Expected discount percentage on personal injury cases to be settled within two years after treatment
        2.  Expected discount percentage on major medical patient billings
        3. Expected discount percentage on personal injury cases to be settled more than two years after treatment
        4. Estimate of the amount of personal injury cases for which no settlement will be received resulting in 100% write-off

      c) TO THE EXTENT THAT INFORMATION YOU CONSIDER IN B) IS QUANTIFIABLE, PROVIDE BOTH QUANTITATIVE AND QUALITATIVE INFORMATION AND DISCUSS TO WHAT EXTENT INFORMATION IS FROM EXTERNAL SOURCES.

      The first key piece of information we consider in a personal injury case is the reimbursement amount at the time of settlement. This is the amount paid by the responsible party's insurance company to the injured party as a reimbursement for medical bills, pain and suffering, and in some cases payment for future medical treatment. Our company and external sources including attorneys and insurance companies' monitor and measure these settlements from two respects; 1) total reimbursement in dollars and 2) reimbursement as a ratio of medical bills.

      1) Based on internal and external sources, the reimbursement amount at settlement can range from as high as $20,000 to as low as $1,500. The median reimbursement for a typical case is between $4,000 and $6,000. Based on internal and external sources, approximately 80% of the personal injury cases for automobile accidents, which are typical for our clinics, will settle for the median amount.

      2) Based on internal analysis and industry data, the range for the ratio of total settlement to medical bills is 1.8 to 2.0. For example, if the reimbursed medical bills are $2,500 then the settlement will range from $4,500 to $5,000.

      We use the above information in our internal analysis of the percentage discount on settled cases. For example, the average discount at settlement for several hundred 2005 personal injury cases was $2,000, which equated to a 29% discount on the total patient billing. This settlement amount equates to a settlement amount of between $3,600 and $4,000 based on the 1.8 to 2.0 ratio. Therefore we believe our projected 32% discount on settled cases is reasonable.

      Another analysis we focus on is the amount of our reimbursement as a percentage of the total settlement. Our experience over the last two years has shown our reimbursement to be 50% of the total settlement with the attorney and patient each receiving 25% on average. We have requested our attorneys to attempt a 10% increase in our share of the settlement to 60% from 50%. Even if the total settlement remains at $4,000, our portion would increase $400 per case.

      A second key piece of information is the ongoing analysis of the number of cases being assigned to and settled by particular insurance companies. The three major insurance carriers in Texas are State Farm, Farmers and All State, which have large claim processing centers. However, due to our concentration of clinics in south Texas, a larger portion of our cases are settled by second tier companies, which may have smaller claim processing centers or may contract claim processing to third party claim processing services. We have an ongoing dialogue with the attorneys who keep us abreast of changes at the three major insurance companies and the second tier companies. The information obtained is used to monitor and improve our collections for personal injury cases.

      A third key piece of information is the time period from treatment to settlement. Based upon internal analysis, approximately 50% of the personal injury cases are settled within 180 days of treatment and 80% are settled within two years of treatment. The discount percentage of cases settled within two years has improved by 5% between 2004 and 2005. We generally monitor trends for cases less than two years and for cases over two years focus on individual cases. Cases over two years are usually in litigation, which requires more communication between the company and the attorney. Approximately 90% of the litigation cases eventually reach a settlement.

      The final key piece of information is the amount of personal injury cases that written-off because there is no settlement amount. Prior to fiscal 2002, the company had referred patients to attorneys who did not always reimburse the clinics for medical services provided to their clients. Several of these attorneys have closed their practices or have dropped the patients and did not inform the clinic and as a result there will be no reimbursement. We have pursued legal remedies from the attorneys with limited success due to the statute of limitations, which is 4 years in Texas. We are no longer working with any of these attorneys. At September 30, 2005, approximately 70% of our personal injury cases are with seven attorneys. We meet with these attorneys on a regular basis and are very confident the cases being handled by their offices will be settled with a discount between 20% and 50% for an average of 32%. We do have some cases with other attorneys who we do not work with on a regular basis, but believe our exposure to 100% write-off is limited and therefore is not a large percentage of the accrual at September 30, 2005.

      d) PROVIDE A ROLL FORWARD OF THE ACCRUAL FOR EACH ESTIMATE FOR EACH PERIOD PRESENTED SHOWING THE FOLLOWING:

        *  BEGINNING BALANCE,
        *  CURRENT PROVISION RELATED TO SERVICES PROVIDED IN CURRENT PERIOD,
        *  CURRENT PROVISION RELATED TO SERVICES PROVIDED IN PRIOR PERIODS,
        * ACTUAL CREDITS IN CURRENT PERIOD RELATED TO SERVICES PROVIDED IN CURRENT PERIOD,
        * ACTUAL CREDITS IN CURRENT PERIOD RELATED TO SERVICES PROVIDED IN PRIOR PERIODS, AND
        *  ENDING BALANCE.

   The following roll forward is provided to show changes to the accrual reflecting the factors and assumptions discussed above:

          Beginning balance at October 1, 2003                   $ 5,998,000
          Provision for fiscal year ended September 30, 2004       4,478,000
          Bad debt expense (1)                                     1,525,000
          Credits for settled cases                               (3,796,000)
          Other credits                                             (550,000)
          Credits for cases written-off within 60 days
            of treatment                                            (398,000)
          Credit for 100% write-off cases                         (2,075,000)
                                                                  ----------
          Ending balance at September 30, 2004                     5,182,000
          Provision for fiscal year ended September 30, 2005       4,597,000
          Credits for settled cases                               (3,235,000)
          Other credits                                             (700,000)
          Credits for cases written-off within 60 days
          of treatment                                              (406,000)
          Credit for 100% write-off cases                         (1,555,000)
                                                                  ----------
          Ending balance at September 30, 2005(2)                $ 3,883,000
                                                                  ==========
          Notes:
            (1)  See comment 4.
            (2)  Detail:
                         Personal injury cases under two years    $1,844,000
                         Major medical                               601,000
                         Personal injury cases over two years      1,438,000


      e) WITH REGARDS TO YOUR DISCUSSION OF RESULTS OF OPERATIONS FOR THE PERIOD TO PERIOD REVENUE COMPARISONS, PROVIDE US, IN DISCLOSURE TYPE FORMAT, THE AMOUNT OF AND REASON FOR FLUCTUATIONS FOR YOUR ALLOWANCE FOR DISCOUNTS ON PATIENT BILLINGS INCLUDING THE EFFECT THAT CHANGES IN YOUR ESTIMATES OF THESE ITEMS HAD ON YOUR REVENUES AND OPERATIONS. WE NOTED THAT YOU STATE THAT THE ALLOWANCE FOR DISCOUNT ON THE STATEMENT OF OPERATIONS FOR THE YEAR ENDED SEPTEMBER 30, 2005 AND THE BALANCE SHEET AT SEPTEMBER 30, 2005 IS MATERIALLY ACCURATE. PLEASE PROVIDE YOUR BASIS FOR DETERMINING MATERIALITY.

      If the allowance for discount on billings for the fiscal year ended September 30, 2005 was calculated using the 2004 fiscal year percentage of 46%, net patient billings and operating income would have been $503,000 lower. The primary reason for the improvement in the percentage of the allowance for discount on billings in the 2005 period was a reduction in the discount percentage for personal injury case settlements from 45% to 40%.

      If the allowance for discount on billings for the fiscal year ended September 30, 2004 was calculated using the 2003 fiscal year percentage of 45%, net patient billings and operating income would have been $127,000 higher. The primary reason for the increase the percentage of the allowance for discount on billings in the 2004 period was an increase in the discount percentage for personal injury case settlements from 44% to 45%.

      Our statement that the allowance for discount on the Statement of Operations and Balance Sheet was materially accurate was based on a possible fluctuation in the assumptions used to calculate the allowance for discounts of approximately $250,000 which approximates 2.5% of the gross accounts receivable at September 30, 2005.


   Report of Independent Registered Public Accounting Firm
   -------------------------------------------------------

   3. WE NOTED THAT THE COMPANY'S LICENSE IN THE STATE OF TEXAS EXPIRED DECEMBER 31, 2005. YOUR AUDIT REPORT REFERENCES FOOTNOTE 12. FOR WHICH THE DATE IS JANUARY 11, 2006. PLEASE EXPLAIN THE CURRENT STATUS OF THEIR LICENSE.

   The license has been extended to December 31, 2006.


   Consolidated Statement of Operations
   ------------------------------------

   4. PLEASE PROVIDE YOUR BASIS FOR CLASSIFYING BAD DEBT EXPENSE OUTSIDE OF OPERATING INCOME. EXPLAIN THE REASON BEHIND THE BAD DEBT RECORDED IN 2004 AND WHY YOU HAVE NOT RECORDED ANY BAD DEBT EXPENSE FOR THE YEAR ENDED SEPTEMBER 30, 2005. EXPLAIN WHY NO DISCUSSION HAS BEEN PROVIDED IN MD&A.

   The following was included in the MD&A for the year ended September 30, 2004:

       Bad debt expense of $1,525,000 was included in other expense for the fiscal year ended September 30, 2004. $900,000 is attributable to the write-off of certain uncollectible accounts receivable acquired in August in 2000. Approximately $300,000 of the $625,000 remainder is the result of specific accounts written off for non-recurring reasons such as attorneys withdrawing from practice and failing to settle claims or withholding payment on cases settled with insurance companies. $900,000 of the $1,525,000 was reported in the quarter ended June 30, 2004. Since the bad debt expense does not pertain to fiscal year 2004 operations, the bad debt expense was reported after operating income as other expense.

   As disclosed above, the bad debt expense was non-recurring with $900,000 attributable to receivables acquired in 2000, which were never recognized in the Statement of Operations and the remaining $625,000 to other extraordinary and non-recurring events. Therefore we believe the proper reporting is to show bad debt expense outside of operating income. The 2005 period did not have bad debt expense because the 2004 expense was non-recurring.

   We changed the format to the 2005 MD&A and only did period to period comparisons down to operating income. We should have included the discussion of the bad debt in the critical accounting estimate section.


   Note 1. Organization and Summary of Significant Accounting Policies
   -------------------------------------------------------------------
   Net Patient Billings
   --------------------

   5. WE NOTE THAT YOU RECORD PATIENT BILLINGS RELATED TO YOUR AFFILIATED CLINICS AND THEN PAY THE TREATING DOCTOR A CONTRACTED AMOUNT. PLEASE PROVIDE THE BASIS FOR YOUR ACCOUNTING TREATMENT. ADDRESS THE RELEVANT LITERATURE YOU ARE RELYING ON FOR YOUR ACCOUNTING TREATMENT. ADDRESS EITF 97-2 AND FIN 46(R) IN YOUR RESPONSE. EXPLAIN WHERE YOU CLASSIFY THE COMPENSATION EXPENSE TO THE DOCTORS OF YOUR AFFILIATED CLINICS. ALSO, CLARIFY WHAT AFFILIATED CLINIC MANAGEMENT FEES REPRESENT ON THE STATEMENT OF OPERATIONS.

   We believe the basis for recording patient billings at affiliated clinics, which is to record 100% of the patient billing upon performance of service and the management fee as an operating expense, is appropriate for the following reasons:

           a. The professional services agreement between the company and the treating doctor states that the purpose of the relationship is to enable the company to provide quality chiropractic care to its patients. The affiliated doctor shall provide such professional services, as required by those patients referred by the company.
           b. The affiliated doctor associates with the company for the limited purpose of providing clinic space and chiropractic services to patients of the company. The affiliated doctor shall be an independent contractor.
           c. The association shall not impart any form of partnership or association.
           d. The management fee is equated to be a reimbursement of expenses incurred by the affiliated doctor plus a profit factor.
           e. The affiliated clinics are located where there are no company-owned clinics nearby.

   As discussed above, the professional services agreement between the company and the affiliated doctor is for the limited purpose of treating the patient referred by the company. For this reason, we do not believe EITF 97-2 and FIN-46(R) are relevant.

   The amount paid the affiliate doctor is reported as clinic management fees on the Statement of Operations.


   6. PROVIDE IN DISCLOSURE TYPE FORMAT, YOUR ACCOUNTING POLICY FOR RECOGNIZING COMMISSION REVENUE RELATED TO THE SALE OF EQUIPMENT.

   The company recognizes commission revenue for equipment at the time of installation.


   Note 7. Stockholders' Equity
   ----------------------------

   7. PROVIDE YOUR BASIS FOR THE ACCOUNTING TREATMENT FOR THE ISSUANCE OF SERIES B PREFERRED STOCK. ADDRESS APB 14, EITF 98-5 AND 00-27, FAS 150 AND ANY OTHER RELEVANT LITERATURE IN YOUR RESPONSE. ALSO, EXPLAIN WHY THE STOCK WAS ISSUED IN 2004 FOR THE 2000 ACQUISITION.

   Following is Note 2 from the Form 10-KSB for Fiscal Year ended September 30, 2004:

      In August 2000 the Company executed an Agreement to acquire chiropractic clinics in Laredo, Corpus Christi and San Benito. The adjusted acquisition cost was $5,247,500 of which $837,500 was paid in cash and $4,410,000 was paid through the issuance of 29,400,000 shares of the Company's common stock. The Agreement stated that 17,500,000 shares from the 29,400,000 shares issued would be placed in escrow for possible redemption by the Company based on the Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") for the acquired clinics during the two year period commencing October 1, 2000. If the combined EBITDA of the acquired clinics did not reach $1,500,000 for each of the two years, the Company would have the right to redeem a proportionate number of the 17,500,000 shares based on the percentage difference between the actual EBITDA for the periods and $1,500,000. The EBITDA was $585,000 and $165,000 for the two year periods ended September 30, 2001 and September 30, 2002, respectively. Therefore, the number of shares to be returned from the original 17,500,000 is 5,378,000 and 7,786,000 for a total of 13,164,000 shares. These shares were cancelled as of May 10, 2004.

      In addition, the Agreement provided for an adjustment to the number of shares issued if the average bid price for the common stock was below $.15 per share for the 90 trading days before September 1, 2001 and September 1, 2002 respectively. A proportionate number of additional shares would be issued for the difference between the actual average share bid price and $.15 based on 17,500,000 original shares and the number of escrow shares, after adjustment for actual EBITDA, for the two year period ended September 30, 2002. The average bid price was $0.0273 for the 2001 period and $0.01 for the 2002 period. To comply with the terms of the Agreement, the Company would be required to issue an additional 82,110,000 shares of common stock. On August 6, 2004, the Board of Directors approved an amendment to the Agreement whereby the Company would issue $2,000,000 in Series B Preferred Stock in lieu of the 82,110,000 common shares for the price adjustment. On September 30, 2004, the Company issued 20,000 shares of Series B Preferred Stock.

   The basis for the accounting treatment in 2000 was that $4,410,000 of the total consideration was to be paid in the form of common stock, which is a type of equity. The issuance of the Series B Preferred Stock in 2004, in lieu of common stock, did not change the intent of the original agreement but simply the type of equity. The accounting treatment for the issuance of the Series B Preferred Stock in 2004 was to transfer $2,000,000 from additional paid in capital to Series B Preferred Stock.

   Assuming the Series B Preferred Stock holders convert all preferred shares at the minimum $0.05 per common share, the total common shares issued would be 40,000,000 versus 82,110,000 shares under the original agreement. The accounting treatment at the time of the conversion would be to transfer $2,000,000 to common stock and additional paid in capital.

   The company benefits from the issuance of the Series B Preferred Stock by not having to issue the larger number of shares stipulated in the 2000 agreement without the resulting dilution, and the holders received a senior equity security for $2,000,000 of the total consideration equity of $4,410,000.


   Note 10. Stock Options
   ----------------------

   8. PLEASE PROVIDE YOUR ACCOUNTING POLICY RELATED TO OPTIONS ISSUED TO EMPLOYEES AND NON-EMPLOYEES. ALSO, ADDRESS ALL DISCLOSURES REQUIRED BY FAS 123. WITH REGARDS TO NOTE 1, PROVIDE, IN DISCLOSURE FORMAT, THE ANTICIPATED EFFECT ON THE FINANCIAL STATEMENTS OF THE ADOPTION OF 123R.

   For options granted to employees (incentive stock options), the Company recognizes and measures compensation costs related to the Employee Plan utilizing the intrinsic value based method in compliance with FASB No.
   123.  Accordingly, no compensation cost has been recorded.

   The fair value of all incentive stock options granted for 2005 was estimated using the Black-Scholes option-pricing model with the following assumptions: risk free interest rate 5.75%; expected life 5 years; expected volatility 466%; dividend yield 0%. If the fair value accounting method had been used to account for stock-based compensation cost, the difference between pro forma and reported net income for 2005 would have been less than $20,000.

   For options granted to directors (non-qualified stock options), the company recognizes an expense in the year of grant equivalent to the number of granted to the directors multiplied by the price per share. The expense attributable to options granted to directors under the 1995 Director Plan and the 2005 Plan for the year ended September 30, 2005, which were accounted for as non-qualified options, was $28,000.

   We believe Note 10 to the 2005 financial statements has all disclosures required by FAS 123.

   The adoption of FAS 123R will not have a material impact on the financial statements of the company.


   Note 11. Bankruptcy Obligations
   -------------------------------

   9. YOU DISCLOSE THAT LIABILITIES RELATED TO CREDITOR CLAIMS WERE WRITTEN OFF AS THEIR STATUTE OF LIMITATIONS ALLOWS. PLEASE EXPLAIN HOW THIS ACCOUNTING COMPLIES WITH PARAGRAPH 16 OF SFAS 140 TO DERECOGNIZE A LIABILITY ONLY IF IT HAS BEEN EXTINGUISHED.

   Following is Note 11 from the Form 10-KSB for Fiscal Year ended September 30, 2005:

      At September 30, 2005, the Company was delinquent on payments for unsecured creditor claims according to the Plan of Reorganization confirmed by the Bankruptcy Court in September 2000 in the amount of $365,000. Per the Plan of Reorganization, claims in excess of $5,000 were to be paid in three annual installments due September 2001, 2002 and 2003, and claims less than $5,000 were to be paid in September 2001. Since the Bankruptcy Court has closed the case and no longer has jurisdiction, a creditor would have to file a civil suit in a Texas state court to pursue its claim. Due to the four year statute of limitation on filings civil suits in Texas, a creditor must initiate a suit by September 2005 to pursue collection of the September 2001 installment for claims in excess of $5,000 and for all claims less than $5,000.

   Paragraph 16(b) of SFAS 140 reads as follows:

      The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.

   We believe the company was judicially legally released and has the right to extinguish the bankruptcy obligations because Texas law bars a creditor from collecting from a debtor if more than four years has passed since the original claim was due and payable. Conversely, the Company has been barred from collecting medical bills from patients and attorneys because of the four year statute of limitation.


  Note 12. Convertible Debenture
  ------------------------------

  10. PLEASE PROVIDE YOUR ACCOUNTING TREATMENT FOR THE AGREEMENT WITH GOLDEN GATE INVESTORS. ADDRESS APB 14, EITF 98-5 AND 00-27, AND FAS 150 IN YOUR RESPONSE.

  The $30,000 convertible debenture was recorded on the balance sheet at stated value. Interest expense will be recorded on a monthly basis.


  11. PLEASE PROVIDE, IN DISCLOSURE TYPE FORMAT, THE NUMBER OF WARRANTS ISSUED AND THE TERMS, INCLUDING THE EXERCISE PRICE OF THE WARRANTS. PLEASE DISCLOSE THE MAXIMUM NUMBER OF SHARES THAT CAN BE ISSUED UNDER THE GOLDEN GATE INVESTORS AGREEMENT.

  All relevant information is included in the Form SB-2 filed on February 2, 2006.


  Note 13. Contingencies
  ----------------------

  12. PLEASE PROVIDE, IN DISCLOSURE TYPE FORMAT, WHY YOU BELIEVE THE COMPANY'S ACCRUAL OF $599,000 IS APPROPRIATE GIVEN THE TOTAL TAX CLAIM OF $815,000.

  The total claim of $815,000 includes $389,000 in penalties and interest. The company believes it can negotiate the amount of penalties and interest down to $160,000 after the tax amount has been paid in full.


  Other:
  ------

  13. PLEASE  EXPLAIN  YOUR   CONSIDERATION  FOR  PROVIDING  THE   DISCLOSURE
      REQUIRED BY FAS 131 CONSIDERING THAT YOU HAVE THREE BUSINESS DIVISIONS (MEDICAL CLINICS, TELMEDCO AND REHABCO).

  TelmedCo and RehabCo comprise less than 5% of total revenue of the company. Therefore we do not believe FAS 131 applies for the year ended September 30, 2005.


   In connection with responding to your comments the company acknowledges the following:

      * the company is responsible for the adequacy and accuracy of the disclosure in the filing;

      * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact me at (972) 538-0122 ex 206 or jstuecheli@msn.com


   Sincerely,

   /s/ John C. Stuecheli
   John C. Stuecheli
   Vice President and CFO